Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”) hereby informs its shareholders and the market in general that it has submitted a binding proposal for the acquisition of the entire equity interest in Dona Francisca Energética S.A. (“DFESA”), corresponding to 23.03% of its share capital, currently held by Centrais Elétricas de Santa Catarina S.A. (“CELESC”). The proposal contemplates an enterprise value of R$150 million and was accepted by CELESC on this date.

The acquisition price will be paid in cash on the closing date, using the Company’s own available resources. The purchase price is subject to customary closing adjustments in accordance with the terms and conditions set forth in the definitive agreements. The transaction is also subject to the potential exercise of the proportional preemptive rights held by the other shareholders of DFESA. Additionally, closing of the transaction is subject to the satisfaction of customary conditions precedent for transactions of this nature, including approval by the Brazilian antitrust authority.

DFESA is a privately held corporation engaged in electric power generation. It holds an 85% ownership interest in the consortium responsible for the concession of the Dona Francisca Hydroelectric Power Plant, located on the Jacuí River, State of Rio Grande do Sul, between the municipalities of Agudo and Nova Palma. The plant has an installed capacity of 125 MW and a firm energy output of 72.5 average MW, of which approximately 66 average MW are allocated to DFESA.

Currently, Gerdau holds 53.94% of DFESA’s share capital, corresponding to 35.6 average MW of energy. Upon completion of the acquisition, the Company will hold a 76.97% equity interest in DFESA, totaling approximately 50 average MW of firm energy.

This acquisition is aligned with Gerdau’s strategy to enhance cost competitiveness by increasing its self-production of clean energy, consistent with the Company’s decarbonization commitments.

São Paulo, April 16, 2026.

Rafael Dorneles Japur

Vice-President and

Investor Relations Officer